UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Optimer Pharmaceuticals, Inc.

File No. 001-33291 - CF#26479

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     Optimer Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 10, 2011.

     Based on representations by Optimer Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

         Exhibit 10.37   through May 18, 2015

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Pamela Howell
         Special Counsel